Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
DrugTech Corporation	Delaware
DrugTech SARL (Switzerland)	Switzerland
ETHEX Corporation	Missouri
FP1096, Inc.	Pennsylvania
KV Pharmaceutical Company Limited (UK)	United Kingdom
MECW, LLC	Delaware
Nesher Solutions Ltd. (Israel)	Israel
Nesher Solutions USA, Inc.	Delaware
Particle Dynamics, Inc.	New York
Ther-Rx Corporation	Missouri
Zeratech Technologies USA, Inc.	Delaware